Via EDGAR Transmission

June 14, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 15, 2023

File No. 333-268561

Ladies and Gentelments,

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2023, with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on May 15, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 6 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1 filed May 15, 2023

General

1.	We note your response to our prior comment 1 and we reissue the comment in full. Please revise your prospectus in each place that you discuss MAGA and CHASIS to make clear that you are not distributing these components or any physical products. In addition, please either revise to support the statements regarding the performance of MAGA and CHASIS specifically to include clinical trial data, as previously requested, or remove the specific performance claims cited throughout the document. Please also explain why you believe this detailed information regarding MAGA and CHASIS is relevant given that you will not be selling these components. As currently drafted, the prospectus remains unclear regarding the company's business proposition and potential future sources of revenue.

Response: The Company has revised the prospectus and updated the business description.

2.	As previously requested, please explain the relevance of the Ukrainian review and certificates to the company's operations in the U.S. and elsewhere, as applicable. If the company is conducting operations in Ukraine, please so state. Alternatively, please explain why Ukrainian certificates and authorizations were sought if no operations are being conducted in Ukraine.

Response: The Company has disclosed the requested information in the prospectus.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer, and Director